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                             March 17, 2021

       Mark W. Miles
       Chief Financial Officer
       Berry Global Group, Inc.
       101 Oakley Street
       Evansville, IN 47710

                                                        Re: Berry Global Group,
Inc.
                                                            Form 10-K for the
Year Ended September 26, 2020
                                                            Response dated
March 10, 2021
                                                            File No. 001-35672

       Dear Mr. Miles:

               We have reviewed your March 10, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 26, 2021 letter.

       Form 10-K for the Year Ended September 26, 2020

       11. Stockholders' Equity, page 48

   1. We have read your response to comment 5 and do not believe it provides sufficient information to support
your use of the simplified method. Please provide a more
                                                        thorough response that
supports your conclusion that it is appropriate in your facts and circumstances to apply
the simplified method to all option grants. Please address in your reply, but do not
necessarily limit it to, the following points:

                                                              Confirm that all
options granted are "plain vanilla," as that term is described in
                                                            Questions 5 and 6
of SAB Topic 14D.2. If subsequent to grant you have modified any options, please
confirm that the modified options are    plain vanilla.
 Mark W. Miles
Berry Global Group, Inc.
March 17, 2021
Page 2
             Your response references the "relatively short duration" that you have had publicly traded stock compared to the stock option life of ten years. Considering it appears you have been a publicly traded company since October 2012, explain to us why this extended period of historical exercise activity does not provide a reasonable basis upon which to estimate expected term. In your response, also explain why you used the simplified method for all grants as opposed to a subset of grants for which sufficient historical exercise data exists.

             Tell us the "significant changes" you made to your equity plan, including when they were made and to what options they relate, and why those changes support use of the simplified method.

             Your response references the "number of participating employees and allocations of annual awards compared to historical practice." Clarify what you mean by this statement and explain to us its relevance.

        You may contact Effie Simpson at (202) 551-3346 or Andrew Blume at
(202) 551-3254
if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Blume with any other questions.



                                                          Sincerely,
FirstName LastNameMark W. Miles
                                                          Division of
Corporation Finance
Comapany NameBerry Global Group, Inc.
                                                          Office of
Manufacturing
March 17, 2021 Page 2
cc:       James Till, Controller
FirstName LastName